November 25, 2008

Stephanie Susens
Senior Counsel
The Guardian Insurance & Annuity Company, Inc.
7 Hanover Square
New York, New York 10004

Re: The Guardian Insurance & Annuity Company, Inc. ("Registrant")
Initial Registration Statements on Form N-4
File Nos. 333-153839/811-21438 (Series L) and 333-153840 /811-21438 (Series B)

Dear Ms. Susens:

     The staff has reviewed the registration statements referred to above, which the Commission received on October 3, 2008. We gave the filings full review. (Unless otherwise stated, the comments below refer to both registration statements.)

Prospectus

1. ***Table of Contents (Applicable to Series L Only)***
The Table of Contents should not precede the cover page of the prospectus.

2. ***Discussion of Withdrawal Charge During Annuity Period (p. 4)***
With regard to the charge imposed on withdrawals during the annuity period, please include a cross-reference to the portion of the prospectus describing the fees.

3. ***Separate Account Level Annual Expenses (p.5) (Applicable to Series L Only)***
Currently, Series L and B show the same M&E charge. Please revise M&E charge accordingly and make conforming changes throughout the document.

4. ***Buying A Contract – The Purchase Process (p.9)***
In the second to last paragraph of that section, delete the stray parenthesis (i.e., see the clause that begins "(ii) experiences delays in determining whether …".

5. ***Inactive Contracts (p. 32)***
In the first sentence under this section, change "paying" to "pay". Also, in fourth bullet point, after the end of the sentence delete the stray "1".

*6. **Automated Transfer and Automated Alert Programs** (p. 35)*

Please revise the disclosure to clarify that AT orders and cancellation requests received after the close of trading on the NYSE (<u>generally</u> 4:00 p.m.) will be processed on the next business day.

*7. **Highest Anniversary Value Death Benefit Rider** (p 53)*

Should second bullet point end in "for"?

*8. **GLWB Rider** (p. 59)*

There is a sentence in the middle of the page that begins, "Partners in a civil union…" The sentence appears to have omitted some text at the end.

9. *Chart* (p. 64)

It appears that references to 5% in the chart should have a footnote similar to the footnote on pg. 62.

Part C

10. Signature Page

On the signature page, with respect to the power of attorney, going forward, please reference the filing in which the Power of Attorney was filed.

11. Power of Attorney

Please file new power of attorneys that relate specifically to the registration statement (i.e., list the specific 33' Act registration number of the initial filing, or name the contract whose prospectus is being registered).

Miscellaneous

12. Exhibits, etc.

Any exhibits, financial statements, and any other required disclosure not included in this registration statement must be filed in a pre-effective amendment to the registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Registrant is in possession of all facts relating to the Registrant's disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

Notwithstanding our comments, in the event the Registrant requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

****

Responses to these comments should be made in a letter to the staff and in a pre-effective amendment to the registration statement. If you believe that you do not need to change the registration statement in response to a comment, please indicate that in the letter and explain your position.

Although we have completed our initial review of the registration statement, it will be reviewed further after our comments have been addressed. Therefore, we reserve the right to comment further on the registration statement and any amendments to it. After our comments have been addressed, the Registrant and its underwriter must both request that the effective date of the registration statement be accelerated.

If you have any questions, please call the undersigned at (202) 551-6758. Additionally, copies of documents or letters filed on EDGAR may be transmitted by facsimile to (202) 772-9285. Any mail or deliveries should include a reference to zip code 20549-4644.

Sincerely,

Michelle Roberts
Staff Attorney
Office of Insurance Product